

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

Via E-mail
Jeffrey S. Bornstein
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

> **Re: General Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 4, 2015**
> **Form 8-K filed April 17, 2015**
> **File No. 001-00035**

Dear Mr. Bornstein:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1.   You stated in your letter to us dated April 26, 2012 that you conducted "licensed business" with Sudan and Syria. Additionally, we are aware of news articles published after our 2012 review which report that you agreed to sell certain goods and services to the White Nile Sugar Company of Sudan. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K contacts with Sudan or Syria. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any products, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements,

arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2.   Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

How We Use the GE Store to Win, page 12

3.   We note your references to "growth markets," "shared services" and "global functions." In an appropriate location in your future filings, please expand your disclosure so that your investors will be able to better understand these terms. For example, please indicate the geographic areas or countries that you consider to be your growth markets and identify the shared services and global functions that the GE Store provides.

How We Address Social Costs, page 18

4.   In the first graph on page 18 you disclose Pension and Healthcare plans pre-tax expense of $6.4 billion for the year ended December 31, 2014. You indicate that this includes expenses related to your global pension plans, U.S. Retirement Savings Plans and U.S. principal employee/retiree health plans. Please show us how you derived this amount. Identify each component and tell us where it is presented in your financial statements, including any amounts disclosed in Note 12 of your consolidated financial statements.

Consolidated Results, page 28

5.   We note the discussion on pages 12 and 28 about total Industrial service revenues of approximately $46.4 billion. Please reconcile this amount to the sales of services of $30.6 billion presented on the GE Statement of Earnings on page 129.

GE Corporate Items and Eliminations, page 58

6.   We note that you present the non-GAAP measures "total corporate costs (operating)" and "adjusted total corporate costs (operating)" in this section but note that you have not presented the disclosures required by Item 10(e) of Regulation S-K for these non-GAAP measures in the filing. Please revise future filings to include all of the disclosures required by Item 10(e) for these non-GAAP measures, including a discussion of the reasons why management believes the presentation provides useful information to investors and the additional purposes for which your management uses the non-GAAP measures. Provide us with a copy of your proposed disclosure.

Note 12. Postretirement Benefit Plans, page 171

Plan Assets, page 174

7.   Please describe for us how you have complied with FASB ASC 715-20-50-1(d)(5)(iv)(03) which requires a discussion of the valuation techniques and inputs and any changes in valuation techniques or inputs used to measure the fair value of your postretirement benefit plan assets.

Form 8-K filed April 17, 2015

8.   We note that the first page of Exhibit 99.1 to this Form 8-K highlights several non-GAAP measures, including operating EPS excluding GE Capital exit impacts, operating EPS, operating EPS for Industrial and GE Capital, GE CFOA, GE Capital ENI and Industrial CFOA, without including the corresponding amounts as determined under GAAP. Please tell us how you believe the presentation of non-GAAP measures in Exhibit 99.1 complies with Item 10(e)(1)(i)(A) of Regulation S-K, which requires a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Please see Instruction 2 to Item 2.02 of Form 8-K.

Form 10-Q for the Quarterly Period ended March 31, 2015

The GE Capital Exit Plan, page 7

9.   We note the discussion of the estimated $23 billion in after-tax charges that will be incurred through 2016 in connection with the GE Capital exit plan. We also note that you have recorded $16.1 billion in after-tax charges during the first quarter of 2015. Please explain to us the nature of the amounts included in the $23 billion and clarify how these amounts were determined. You should specifically discuss the charges identified as "goodwill allocations (approximately $13 billion)" that are included in these charges. Please also explain to us which charges have already been incurred and where they are recorded in your financial statements.

10.   Please reconcile the charges related to the exit plan discussed on page 8 with the amounts discussed on pages 28 and 34.

References, page 8

11.   It appears that you may intend to incorporate by reference into your filing certain information from the General Electric Capital Corporation quarterly report on Form 10-Q for the three months ended March 31, 2015. In future filings, please include an express statement that the specified matter is incorporated by reference as contemplated by Rule 12b-23(b) of the Securities Exchange Act of 1934, as amended, and ensure that your incorporation by reference otherwise meets the requirements of Rule 12b-23.

Financing Receivables Held for Sale, page 34

12.   We see the discussion on pages 8, 11 and 28 of impairment charges related to shortened hold periods. Please explain to us how the shortened hold periods resulted in the charges and the meaning of your discussion on page 34 that "the provisions for losses is largely attributable to credit loss exposures that are not incurred losses recognizable under GAAP but nevertheless affect fair value that would be determined by a market participant when pricing the portfolio." Please also describe for us in greater detail the significant changes to assumptions utilized in the valuation of your losses on finance receivables which resulted in the significant increase in the provisions for losses.

Financial Statements

Note 10. Income Taxes, page 76

13.   We note that you recognized tax expense of $3.6 billion relating to the expected repatriation of excess foreign cash of $36 billion, a part of which represents earnings that prior to the approval of the GE Capital Exit Plan were considered indefinitely reinvested in GECC's international operations. Given that on page 74 of your Form 10-K you disclosed that as of December 31, 2014 only $12.2 billion of foreign cash was considered part of earnings indefinitely reinvested and not subject to domestic tax, please tell us the amount of earnings previously designated as indefinitely reinvested that is being repatriated and taxes related to that amount. To the extent that you recognized additional tax expense because of the expected repatriation of excess foreign cash that was not considered indefinitely reinvested, please describe the circumstances that resulted in such taxes and tell us the amounts recorded.

Note 12. GECC Revenues from Services, page 79

14.   In connection with GE Capital Exit Plan, we see that you recorded $1.4 billion of impairments related to equity method investments. Please describe for us in greater detail the nature of the impairments and how the amounts were determined.

15.   In this regard, please also explain to us why the estimated losses on CLL businesses classified as assets of businesses held for sale noted here and on pages 28 and 34 of $1.8 billion were recorded as a reduction of revenue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director